                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                               CAREADVANTAGE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14166N209
                                 (CUSIP Number)

                                 Robert J. Pures
                  Senior Vice President - Administration, Chief
                   Financial Officer and Treasurer Blue Cross
                       and Blue Shield of New Jersey, Inc.
                              Three Penn Plaza East
                          Newark, New Jersey 07105-2200
                                 (201) 466-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 13, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

         Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act shall be subject to all other provisions of the Exchange Act (however, see the Notes).
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                                                              Page 2 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 14166N209

      1.        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                         Blue Cross and Blue Shield of New Jersey, Inc. - Fed. I.D. # 22-0999690

      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /

                                                                  (b)  /X/

      3.        SEC USE ONLY



      4.        SOURCE OF FUNDS

                         AF

      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                          / /


      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                         New Jersey

        NUMBER OF     7.       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  37,617,420
      OWNED BY EACH
        REPORTING
       PERSON WITH
                      8.      SHARED VOTING POWER

                                     75,401,507  See Item 5(a) and (b).

                      9.      SOLE DISPOSITIVE POWER

                                     37,617,420

                     10.      SHARED DISPOSITIVE POWER

                                     75,401,507  See Item 5(a) and (b).

      11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         37,617,420  See Item 5(a).

      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                          /X/


      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         50.6%    See Item 5(a).

      14.       TYPE OF REPORTING PERSON

                         CO
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                                                              Page 3 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Blue Cross and Blue Shield of New Jersey, Inc. ("BCBSNJ") and CW Ventures II, L.P. ("CW") have entered into an Option Agreement (the "Option Agreement") dated as of June 13, 1997. Under the Option Agreement, CW granted BCBSNJ an option (the "Option") to purchase 10,031,238 shares of common stock, $.001 par value (the "Common Stock") of CareAdvantage, Inc. (the "Company"), such shares (the "Option Shares") representing 12% of the Common Stock on a fully-diluted basis, at a purchase price per share of $0.38 (the "Exercise Price").

         The Option is subject to certain conditions to exercisability:

         (i) the Option will become exercisable to purchase 50% of the Option Shares only if (x) certain payments to the Company or its subsidiaries under the First Amendment and Restatement of Services Agreement dated as of June 13, 1997 (the "Services Agreement") by and among Contemporary HealthCare Management, Inc. ("CHCM"), BCBSNJ, CareAdvantage Health Systems, Inc. ("CAHS") and the Company equal or exceed specified levels during the Company's current fiscal year and
(y) certain payments to the Company under the letter agreement dated as of April 1, 1997 by and among Allied Health Group, Inc. ("Allied"), Medigroup of New Jersey, Inc. ("HMO Blue") and the Company, and related agreements (collectively, the "Allied Agreement"), equal or exceed specified levels during the Company's current fiscal year; and

         (ii) the Option will become exercisable to purchase some or all of the remaining 50% of the Option Shares only if payments to the Company under the Allied Agreement and related agreements equal or exceed specified levels during the period from March 1, 1997 through February 28, 2000.

Each of CHCM and CAHS is a wholly owned subsidiary of the Company. HMO Blue is a wholly owned subsidiary of BCBSNJ.

         Exercisability of the Option may be accelerated under certain circumstances. If on or prior to February 28, 2000 the Company consummates any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of its assets or capital stock, for consideration of not less than $0.60 per share of Common Stock on a fully-diluted basis, then the Option will, unless previously terminated, become exercisable immediately prior to the referenced transaction. In addition, on any date on or after December 13, 1998, CW may, at its sole option, notify BCBSNJ that all, but not less than all, of the Option not then exercisable will immediately become exercisable, provided that the fair market value (as defined) on the date of such notice is not less than 150% of the Exercise Price.

         The Option Agreement contains certain representations and warranties by each of CW and BCBSNJ, including representations by BCBSNJ regarding the Services Agreement, the Allied Agreement and certain other agreements entered into prior to or in connection with the Option Agreement. A copy of the Option Agreement is attached as Exhibit 5 to this Schedule 13D and incorporated herein by reference. Copies of the Services Agreement, the Allied Agreement and such other agreements are incorporated herein by reference to the Company's Quarterly Report on Form 10-QSB for the Quarterly Period ended April 30, 1997 (the "Form 10-QSB").


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         5. Copy of the Option Agreement dated as of June 13, 1997 by and among CW and BCBSNJ.

         6. Copy of the First Amendment and Restatement of Services Agreement dated as of June 13, 1997 by and among CHCM, BCBSNJ, CAHS and the Company (incorporated herein by reference to the Form 10-QSB).

         7. Copy of the letter agreement dated as of April 1, 1997 by and among Allied, HMO Blue and the Company, and related agreements (incorporated herein by reference to the Form 10-QSB).

         8. Copy of the Credit Agreement dated as of June 13, 1997 by and among Summit Bank, the Company and BCBSNJ, and related agreements (incorporated herein by reference to the Form 10-QSB).
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                                                              Page 4 of 13 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     June 26, 1997
                              ----------------------------
                                        (Date)



                               BLUE CROSS AND BLUE SHIELD OF NEW
                                   JERSEY, INC.



                                    /s/ Robert J. Pures
                               ------------------------------------------
                               Name:    Robert J. Pures
                               Title:   Senior Vice President - Administration,
                                        Chief Financial Officer & Treasurer
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                                                              Page 5 of 13 Pages


                                   APPENDIX A
                        INFORMATION REQUIRED BY ITEM 2 OF
            THE SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


                  The following information is based on the knowledge of Blue Cross and Blue Shield of New Jersey, Inc. ("BCBSNJ"), the entity filing this
Schedule 13D:


                  With Respect to the Directors and Executive Officers of
BCBSNJ:

                  32.      Mr. Francis X. Fee

                           (a) Mr. Fee is a citizen of the United States of America.

                           (b) Mr. Fee's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                           (c) Mr. Fee is Vice President - Corporate and Major Accounts of BCBSNJ.

                           (d) During the last five years, Mr. Fee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           (e) During the last five years, Mr. Fee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations
                                    of, or prohibiting or mandating activities
                                    subject to, federal or state securities laws
                                    or finding any violation with respect to
                                    such laws.
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                                                              Page 6 of 13 Pages


                                  EXHIBIT INDEX

EXHIBIT                                                                                        PAGE
   5     Copy of the Option Agreement dated as of June 13, 1997 by among                          7
         CW Ventures II, L.P. and Blue Cross and Blue Shield of New Jersey,
         Inc. ("BCBSNJ").

    6    Copy of the First Amendment and Restatement of Services Agreement                       (a)
         dated as of June 13, 1997 by and among Contemporary HealthCare
         Management, Inc., BCBSNJ, CareAdvantage Health Systems, Inc.
         and CareAdvantage, Inc. (the "Company").

    7    Copy of the letter agreement dated as of April 1, 1997 by and among                     (b)
         Allied Health Group, Inc., Medigroup of New Jersey, Inc. and the
         Company, and related agreements.

    8    Copy of the Credit Agreement dated as of June 13, 1997 by and among                     (c)
         Summit Bank, the Company and BCBSNJ, and related agreements.

-----------------------------

         (a) Incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-QSB for the Quarterly Period ended April 30, 1997 (the "Form 10-QSB").

         (b)      Incorporated by reference to Exhibit 10(e) to the Form 10-QSB.

         (c) Incorporated by reference to Exhibits 10(f) and 10(f)(1) through 10(f)(4) to the Form 10-QSB.